UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: July 19, 2016

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom expands culture and compliance leadership team

Amsterdam (19 July 2016) – VimpelCom (NASDAQ: VIP) today announces the appointment of J. Daniel (Dan) Chapman as Group Chief Compliance Officer. Dan joins VimpelCom from Cameron International Corporation, where he was Vice President, Chief Ethics and Compliance Officer.

Prior to joining Cameron in 2014, Dan was Chief Compliance Officer and Counsel for Parker Drilling, where he coordinated the company’s overall compliance efforts. Before this, he was with Baker Hughes Incorporated (2002 – 2009), where he served in various legal and compliance roles. Dan has served as Vice Chairman of the American Bar Association’s Committee on International Anti-Corruption, and also as Vice Chairman of its Committee on Export Controls and Economic Sanctions. Ethisphere magazine has listed him as one of the top 25 Ethics and Compliance Officers in the world. He holds degrees from Emory University, the London School of Economics, and the University of Kentucky.

Enrique Aznar, after building and strengthening the global compliance function at VimpelCom for the past three years, will now take on the leadership role of Chief Values and Culture Transformation Officer – heading up a newly created function for the Group.

Jean Yves Charlier, Chief Executive Officer of VimpelCom, said: “As we drive forward VimpelCom’s transformation, the continuous development and strengthening of our Group-wide compliance function, together with the embedding of a strong ethical culture, remains a top priority. World-class compliance throughout our operations and a strong ethical culture, are critical foundation points of our business. Together, Dan and Enrique will play a central role in the next phase of our transformation. We welcome Dan to the VimpelCom leadership team and thank Enrique for building our global compliance function to this point.”

Scott Dresser, Group General Counsel of VimpelCom, said: “Dan will focus on the next phase of our Group’s Compliance development, building out a robust compliance framework. He has a strong track record in developing and implementing effective ethics and compliance programs in challenging international environments. Adding his experience to our leadership team will help us further enhance the implementation of our compliance program.”

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com.

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam) / pr@vimpelcom.com

Investor Relations

VimpelCom Ltd.

Remco Vergeer

Tel: +31 20 79 77 200 (Amsterdam) / ir@vimpelcom.com